Exhibit 7.1

Explanation of ratio calculations

Other financial data

Share information	2017	2016	2015	2014	2013
Basic and diluted earnings/(loss) per ordinary share from continuing operations - pence (1)	6.3	(59.5)	(27.7)	0.5	(85.0)
Share price per ordinary share at year end - £	2.78	2.25	3.02	3.94	3.38
Market capitalisation at year end - £bn	33.3	26.6	35.1	45.2	38.2
Net asset value per ordinary share - £	4.10	4.18	4.66	5.12	5.23

Capital ratios
Return on average total assets (2)	0.1%	(0.8%)	(0.2%)	(0.3%)	(0.7%)
Return on average total equity (3)	2.0%	(10.2%)	(2.9%)	(4.6%)	(12.8%)
Return on average ordinary shareholders’ equity (4)	1.9%	(15.3%)	(4.0%)	(6.5%)	(14.7%)
Average total equity as a percentage of average total assets	7.0%	6.2%	6.0%	5.8%	5.5%
Risk asset ratio - Tier 1 (5)	19.7%	17.7%	19.1%	13.2%	13.1%
Risk asset ratio - Total (5)	23.9%	22.9%	24.7%	17.1%	16.5%

Earnings ratio
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	1.58	(0.45)	0.17	1.52	(0.51)
- excluding interest on deposits	2.25	(2.13)	(1.17)	2.61	(5.12)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	2.05	(0.53)	0.19	1.67	(0.55)
- excluding interest on deposits	4.37	(3.25)	(1.60)	3.58	(6.95)

Notes:

(1)	None of the convertible securities had a dilutive effect in the years 2013 to 2017.
(2)	Return on average total assets represents loss attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average total equity represents loss attributable to equity owners expressed as a percentage of average shareholder funds.
(4)	Return on average ordinary shareholders’ equity represents loss attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(5)	2017, 2016, 2015 and 2014 are calculated on a PRA transitional basis; 2013 is calculated on a Basel 2.5 basis.
(6)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(7)

The earnings for the years ended 31 December 2016, 2015 and 2013 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015 and 2013 was £4,586 million ($6,165 million), £3,088 million ($4,709 million) and £9,247 million ($14,493 million) respectively. The coverage deficiency for fixed charges for they years ended 31 December 2016, 2015 and 2013 was £4,082 million ($5,488 million), £2,703 million ($4,122 million) and £8,849 million ($13,869 million) respectively. Dollar amounts have been converted from sterling at the following rates which are the average of the Noon Buying Rates on the last US business day of each month during the relevant year: (i) $1.3444 for the year ended December 31, 2016; (ii) $1.5250 for the year ended December 31, 2015; and (iii) $1.5673 for the year ended December 31, 2013.